SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No.    )

FISCHER IMAGING CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

337719108

(CUSIP Number)

John W. Cumming

Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

(781)-999-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Philip J. Flink

Brown Rudnick Berlack Israels LLP

One Financial Center

Boston, MA 02111

(617) 856-8200

September 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS/ IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hologic, Inc./04-2902449
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Item 3) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,150,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,150,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 337719108	SCHEDULE 13D	Page 2 of 4

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Fischer Imaging Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12300 North Grant Street, Denver, Colorado 80241.

Item 2. Identity and Background.

This Schedule 13D is filed by Hologic, Inc., a Delaware corporation (the “Reporting Person”). The business address of the Reporting Person is 35 Crosby Drive, Bedford, MA 01730. The Reporting Person is a developer, manufacturer and supplier of medical imaging systems and related medical products.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Person to purchase the shares of the Issuer’s Common Stock covered by this Statement was $517,500. The Reporting Person purchased the shares of the Issuer’s Common Stock from its existing cash on hand in connection with the transaction described in Item 4 below.

Item 4. Purpose of Transaction.

On September 28, 2005, the Reporting Person and funds managed by or otherwise related to Deerfield Management L.P. (collectively, “Deerfield”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Reporting Person agreed to purchase from Deerfield, and Deerfield agreed to sell to the Reporting Person, 1,150,00 shares (the “Shares”) of the Issuer’s Common Stock for a purchase price of $0.45 per share (the last reported sale price of the Issuer’s Common Stock as quoted on the Pink Sheets, LLC on September 27, 2005), for an aggregate purchase price of $517,500. The Reporting Person’s agreement to purchase these Shares was conditioned on the closing of the transactions contemplated by the Asset Purchase Agreement dated June 22, 2005 between the Reporting Person and the Issuer (the “Asset Purchase Agreement”), pursuant to which the Reporting Person agreed to purchase from the Issuer, and the Issuer agreed to sell to the Reporting Person, substantially all of the intellectual property rights relating to Issuer’s mammography business and products (the “Acquisition”). The Acquisition was subject to the approval of the Issuer’s stockholders at a special meeting of stockholders called for that purpose (the “Special Meeting”). Under the Stock Purchase Agreement, Deerfield agreed to vote the Shares in favor of the Acquisition at the Special Meeting. On September 29, 2005, immediately following the closing of the Acquisition, the Company purchased the Shares of Common Stock from Deerfield as provided in the Stock Purchase Agreement.

Except in the ordinary course of business, the Reporting Person has no present intention or further plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of

CUSIP No. 337719108	SCHEDULE 13D	Page 3 of 4

Item 4 of this Statement. Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the close of business on September 29, 2005, the Reporting Person was the beneficial owner of 1,150,000 shares the Issuer’s Common Stock, representing 12.2 % of the Issuer’s outstanding shares as reported by the Issuer. All of the shares of Common Stock beneficially owned by the Reporting Person are issued and outstanding shares of the Issuer.

(b)	The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,150,000 shares of the Issuer’s Common Stock.

(c)	Except as described in Item 4 of this Statement with respect to the Reporting Person’s acquisition of the 1,150,000 shares of Common Stock, no transactions in the shares of Issuer’s Common Stock were effected by the Reporting Person during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Following the Reporting Person’s purchase of the Shares as described in Item 4 above, the Reporting Person has no further contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1        Stock Purchase Agreement dated September 28, 2005

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 5, 2005

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Chief Financial Officer

EXHIBIT 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 28, 2005, is made by and among Hologic, Inc., a Delaware corporation (“Hologic”), and each of the stockholders of Fischer Imaging Corporation, a Delaware corporation (“Fischer”), listed on Schedule A hereto (each a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, as of the close of business on August 29, 2005 (the “Record Date”), the Stockholders held an aggregate of more than 1,150,000 shares of Common Stock, $0.01 par value, of Fischer (the “Common Stock”), all of which were entitled to be voted by the Stockholders, as either the record or beneficial owner of such shares, at the Special Meeting of Stockholders of Fischer held on September 21, 2005, as adjourned until September 28, 2005, and as it may be further adjourned (such meeting referred to herein as the “Special Meeting”).

WHEREAS, Hologic desires to purchase from the Stockholders and the Stockholders desire to sell to Hologic, an aggregate of 1,150,000 shares of Common Stock (the “Shares”) pursuant to the terms and subject to the conditions set forth herein.

WHEREAS, in order to induce Hologic to purchase the Shares, the parties hereto have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Purchase and Sale. At the Closing, as defined in Section 1.5 hereof, each Stockholder shall sell, convey, assign, transfer and deliver to Hologic the Shares being purchased by Hologic from such Stockholder free and clear of all liabilities, liens, security interests, pledges, restrictions on transfer, claims, charges and encumbrances of any kind, nature or description, and Hologic shall purchase from each Stockholder the Shares held by such Stockholder as set forth on Schedule A attached hereto in accordance with an appropriately completed stock power to be delivered by each Stockholder to Hologic with the Shares.

Section 1.2 Purchase Price. Hologic shall purchase the Shares at a per share purchase price equal to $0.45, for an aggregate purchase price of $517,500 (the “Purchase Price”). The portion of the Purchase Price payable to each Stockholder is set forth on Schedule A hereto next to the name of each Stockholder. At the Closing, Hologic shall pay to each Stockholder the portion of the Purchase Price payable to such Stockholder by wire transfer in immediately available funds pursuant to the instructions set forth on Schedule B.

Section 1.3 Conditions to Obligations of Hologic. The obligation of Hologic to purchase the Shares from each Stockholder is subject to the conditions that on or before the Closing, any of which may be waived by Hologic, (i) each Stockholder shall deliver or cause to be delivered to Hologic a certificate representing the Shares to be purchased by Hologic along with stock power(s) in proper form for transfer of such Shares to Hologic against payment of the Purchase Price to be paid by Hologic for the Shares to be purchased by Hologic; and (ii) the Closing (as such term is defined in the Asset Purchase Agreement) of the Asset Sale (as defined in Section 2.1 below) shall have occurred.

Section 1.4 Conditions to Obligations of each Stockholder. The obligation of each Stockholder to complete the sale of the Shares to Hologic is subject to the condition that Hologic shall have delivered to each Stockholder the portion of the Purchase Price payable to each Stockholder by Hologic at the Closing.

Section 1.5 Time and Place of Closing. The closing of the purchase and sale of the Shares (the “Closing”) shall take place immediately following the date upon which the Closing (as such term is defined in the Asset Purchase Agreement) of the Asset Sale occurs.

ARTICLE II

FURTHER AGREEMENTS

Section 2.1 Voting Agreement. Each Stockholder hereby agrees to vote all of the Shares that such Stockholder is entitled to vote at the Special Meeting (as shown on Schedule A attached hereto) in favor of approving the Asset Purchase Agreement, dated as of June 22, 2005, between Fischer and Hologic (the “Asset Purchase Agreement”), and the sale of substantially all of the intellectual property rights relating to Fischer’s mammography business and products, including the rights to Fischer’s SenoScan digital mammography and MammoTest stereotactic breast biopsy systems, which assets represent substantially all the assets of Fischer (the “Asset Sale”). Each Stockholder hereby further agrees that it will not vote any Shares in favor of the approval of any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the Asset Purchase Agreement or the Asset Sale.

Section 2.2 No Proxies for or Encumbrances on Shares. Each stockholder further agrees that except as provided in this Agreement, such Stockholder shall not, during the term of this Agreement, without the prior written consent of Hologic, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares.

Section 2.3 Nondisclosure. Each Stockholder hereby: (i) confirms that it has been informed that Hologic may be in possession of non-public information relating to Fischer that may be material and that Hologic was and is not at liberty to disclose such information to you by reason of binding contractual restrictions and/or other constraints; and (ii) irrevocably and unconditionally waives, and releases Hologic and the respective officers, directors, employees, representatives, agents, advisors and affiliates thereof and their respective successors and assigns (each, a “Released Party”) from, any and all claims, causes of action, actions, proceedings, suits, judgments, liens and executions, whether known or unknown, absolute or contingent, matured or unmatured, and foreseen or unforeseen, that you may have had, may now have or may in the future have against any Released Party based upon any Released Party’s possession and non-disclosure of, and/or your non-possession of, such information.

ARTICLE III

MISCELLANEOUS

Section 3.1 Valid Title. Each Stockholder hereby represents and warrants that such Stockholder is the sole, true, lawful record and beneficial owner of the Shares to be sold by it hereunder with no restrictions on such Stockholder’s voting rights or rights of disposition pertaining thereto. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares, except as provided herein.

Section 3.2 Further Assurances. Each Stockholder will execute and deliver or cause to be executed and delivered all further documents and instruments and use its best efforts to ensure that the Shares are voted at the Special Meeting in accordance with the terms of this Agreement and take all such further action as shall be necessary in order to consummate the transactions contemplated hereby.

Section 3.3 Amendments; Termination; Expiration. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement and the Stockholders’ obligations hereunder shall expire on the first to occur of (a) the date upon which the Closing (as such term is defined in the Asset Purchase Agreement) of the Asset Sale shall have occurred and Hologic shall have paid to each Stockholder the portion of the Purchase Price payable to each such Stockholder for the Shares, (b) the termination of the Asset Purchase Agreement in accordance with the terms thereof, or (c) October 7, 2005.

Section 3.4 Governing Law and Venue. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS TO BE PERFORMED WHOLLY IN DELAWARE. The parties hereby (a) irrevocably submit to the jurisdiction of the state courts of the State of Delaware and federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby and thereby and (b) waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject to such jurisdiction or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court’s jurisdiction over the person of such parties and over the subject matter of such dispute.

Section 3.5 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instruments.

Section 3.6 Construction. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HOLOGIC, INC.

By:	/S/ GLENN P. MUIR
Name: Glenn P. Muir Title: Executive Vice President

Address:	Hologic, Inc. 35 Crosby Drive Bedford, MA 01730-1401 Facsimile: (781) 276-0580

STOCKHOLDERS DEERFIELD PARTNERS

By:	/S/ ARNOLD H. SNIDER
Name: Arnold H. Snider Title: President

Address:	780 Third Avenue 37th Floor New York, NY 10017

DEERFIELD INTERNATIONAL

By:	/S/ ARNOLD H. SNIDER
Name: Arnold H. Snider Title: President

Address:	780 Third Avenue 37th Floor New York, NY 10017

Schedule A

Stockholder Name and Address	Number of Shares	Portion of Purchase Price to be Paid to Stockholder
Deerfield Partners 780 Third Avenue 37th Floor New York, NY 10017	723,250	$325,462.50

Deerfield International 780 Third Avenue 37th Floor New York, NY 10017	426,750	$192,037.50